Exhibit 6.15

Stripe Capital Program

Loan Agreement

Your business loan under this Loan Agreement is being offered by Celtic Bank.

Financing Summary

Loan Amount The amount of credit extended to you under this Agreement.	$123,400.00	Fixed Fee The cost of your Loan.	$12,957.00
Total Repayment Amount Includes the Loan Amount and the Fixed Fee.	$136,357.00	Repayment Rate The percentage of daily Merchant Receivables withheld to repay your Loan.	25.00%

Merchant and Agreement Summary

Merchant	Name: RoboCent Address:1206 Laskin Rd, Suite 201-o, Virginia Beach, VA, 23451, US Merchant Representative: Travis Trawick Stripe Account ID: acct_102oG22JlkaD74L3
Origination Date**	October 7, 2025	Minimum Payment Amount	$15,150.78
Minimum Payment Period	Every 60 days	Prior Financing Balance (if applicable)	$0.00
Net Loan Proceeds Your Loan Amount less the Prior Financing Balance. This amount will appear in your Stripe Account.*	$123,400.00	Repayment Start Date**	October 14, 2025
Final Repayment Date**	April 7, 2027

* If you have a Prior Outstanding Balance, you may receive slightly more funds in your account than shown, as we will continue to collect payments on your prior agreement until your new loan is funded. Your actual Net Loan Proceeds amount will be reflected on your contract after your loan has been disbursed.

** You acknowledge that Stripe will fill in these dates based on the origination date if your application is approved. A final copy of this agreement will be available through your dashboard.

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The Stripe Capital Program (“Program”) is a business loan program for users of Stripe, Inc.’s payment processing platform, who may apply for and receive commercial-purpose loans from Celtic Bank. Stripe, Inc. provides software for your payment card transactions, as described in the Stripe Services Agreement (defined below). Loans will be serviced by Stripe Servicing, Inc. (“SSI”), a wholly-owned subsidiary of Stripe, Inc. For purposes of this Agreement, SSI and Stripe, Inc. shall be collectively referred to as “Stripe”.

This Loan Agreement (“Agreement”) is among you, Stripe, and Bank (defined below). As used in this Agreement, “we,” “us,” and “our” refer collectively to Bank and Stripe. “Merchant,” “you” and “your” refer to the entity associated with the Stripe Account that has applied for, qualified for, and received a commercial loan through the Program (such commercial loan, the “Loan”) pursuant to this Agreement, as indicated in the summary box above.

Subject to this Agreement, you may receive a business-purpose loan from Bank. After funding, Stripe will automatically withhold the agreed upon Repayment Rate of your daily Merchant Receivables until the Total Repayment Amount is transferred to fully repay the Loan. Your Loan terms are summarized in the boxes above, and described in detail in the following text. When calculating the Total Repayment Amount and the Prior Outstanding Balance, and at any time thereafter while you have an Outstanding Balance, we have the right to waive a portion of your fixed fee at our sole discretion.

1.	Definitions

“SSI” means Stripe Servicing, Inc., a wholly-owned subsidiary of Stripe, Inc., which will act as servicer of your Loan as agent on behalf of Bank, together with its successors and assigns.

“Bank” means Celtic Bank, its agents, and assignees. For avoidance of doubt, Celtic Bank (and not its agents and assignees) is the originator and creditor of your Loan.

“Disbursement Date” means the date the Net Loan Proceeds are approved to be disbursed to your Stripe Account.

“Final Repayment Date” means the date, as specified in the summary box above, on which the Outstanding Balance is due and payable in full.

“Fixed Fee” means the one-time fee assessed by Bank and represents the total cost of your Loan. The Fixed Fee is specified in the summary box above.

“Governmental Authority” means any governmental or self-regulatory body that has jurisdiction over you, us, or the Program, including: (i) any federal, state, local, foreign or other court; and (ii) any governmental department, bureau, or agency.

“Linked Bank Account” means any transaction account linked to your Stripe Account, which must not have been established primarily for personal, family, or household purposes.

“Loan” has the meaning found in the introduction.

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“Loan Amount” is the dollar amount of funds extended to you by Bank under this Agreement. If you have a Prior Outstanding Balance, the Loan Amount may differ from the Net Loan Proceeds.

“Merchant,” “you” or “your” has the meaning set forth in the introduction.

“Merchant Receivables” means the funds owed to you arising from sales through Stripe, Inc.’s payment processing services, as such services are described in the Stripe Services Agreement.

“Minimum Payment Amount” means the amount specified in the summary box above. The Minimum Payment Amount is due to Bank by the end of each payment period, beginning on the Repayment Start Date.

“Minimum Payment Period” means the period of time in which every Minimum Payment Amount is due, as indicated in the summary box above.

“Minimum Payment Due Date” means the date that each Minimum Payment Amount is due. The first Minimum Payment Due Date will occur one Minimum Payment Period after the Repayment Start Date. For example, if your Minimum Payment Period is every 30 days, then your first Minimum Payment Due Date will occur 30 days after the Repayment Start Date. Each Minimum Payment Due Date will occur according to that time period until the Final Repayment Date.

“Net Loan Proceeds” is the Loan Amount less the Prior Financing Balance, if applicable. The Net Loan Proceeds represents the actual amount of funds that you will receive in your Stripe Account.

“Obligations” has the meaning set forth in Section 6(a).

“Origination Date” means the date on which the Loan Amount is advanced to you. The Origination Date is found in the summary box above, and will say “TBD” if you are reviewing as part of your application.

“Outstanding Balance” is the Total Repayment Amount less any repayments you have made toward your Loan. The Outstanding Balance represents the total amount of funds that you are obligated to repay to Bank at any given point in time.

“Parties” means, collectively, Merchant, Bank, and Stripe.

“Principal Owner” means, with respect to a legal entity: (1) each individual, if any, who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, owns 25 percent or more of the equity interests of the legal entity; and (2) one individual with significant responsibility for managing the legal entity, such as an executive officer or senior manager (e.g., Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Managing Member, General Partner, President, Vice President, Treasurer) or any other individual who regularly performs similar functions.

“Prior Financing Balance” means (i) the dollar value equivalent of any outstanding merchant cash advance that the Stripe Account associated with this Agreement previously received through Stripe, Inc., and/or (ii) any outstanding loan that the Stripe Account associated with this Agreement has obtained pursuant to the Program. Notwithstanding the prior sentence, we may at our discretion choose to waive any portion of fees associated with (i) or (ii) when calculating the Prior Financing Balance.

“Repayment Acceleration” means a temporary or permanent increase in your Repayment Rate or request for additional payments on the Outstanding Balance. The terms and duration of any Repayment Acceleration will be determined at our discretion.

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“Repayment Rate” means the percentage of sales volume to be debited from each transaction of your Merchant Receivables in order to repay your Loan. Such amounts will be debited from your Merchant Receivables on a per transaction basis and will be applied toward your Outstanding Balance until the Total Repayment Amount is paid in full.

“Repayment Start Date” means the first date that we will begin withholding funds equal to the Repayment Rate from your Merchant Receivables which is seven days after the Origination Date. Your Repayment Start Date is specified in the summary box above.

“Stripe Account” means, collectively, all accounts that are used by you (as Merchant) pursuant to the Stripe Services Agreement.

“Stripe” has the meaning set forth in the introduction, together with any successors and assigns.

“Stripe Services Agreement” means the Stripe Services Agreement — United States and any applicable additional terms, as may be amended from time to time.

“Total Repayment Amount” is the total sum of the Loan Amount and the Fixed Fee. The Total Repayment Amount is set forth in the summary box above.

2.	Information About Your Loan

(a)	Bank is extending the commercial-purpose Loan to you in the Loan Amount, and the amount of funds you will receive is equal to the Net Loan Proceeds. You agree to receive the Net Loan Proceeds in your Stripe Account.

(b)	You represent that you are a commercial business enterprise organized in the United States. You agree that your Loan will be for your business purposes only. You acknowledge that legal protections for consumers do not apply to your Loan.

3.	Loan Repayment

(a)	Prior Financing Balance. If you have a Prior Financing Balance, we will first apply the Loan Amount to repay any Prior Financing Balance outstanding as of the Disbursement Date. The remaining funds, which are equal to the Net Loan Proceeds, will be deposited to your Stripe Account. Any prior agreements related to a Prior Financing Balance are hereby superseded and replaced by this Agreement.

(b)	Repayment Periods. You agree (i) to pay the Minimum Payment Amount on each Minimum Payment Due Date, and (ii) to pay the Total Repayment Amount in full by the Final Repayment Date.

(c)	Repayment Method. Beginning on the Repayment Start Date, you authorize us to withhold funds on a per transaction basis in the amount of the Repayment Rate from your Merchant Receivables for purposes of repaying your Loan. You acknowledge and agree that we will continue to withhold Merchant Receivables in this manner even if your withheld Merchant Receivables exceed the Minimum Payment Amount for a particular Minimum Payment Period. Under no circumstances are we obliged to return withheld Merchant Receivables that are transferred to us, including in the event that one or more of the transactions that created a portion of the Merchant Receivables are subject to refund, return, or dispute.

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If your withheld Merchant Receivables for an applicable payment period do not equal at least the Minimum Payment Amount by the applicable Minimum Payment Due Date, you authorize us to (a) offset funds from your Stripe Account in an amount equal to the difference between the Minimum Payment Amount and the withheld Merchant Receivables and/or (b) debit your Linked Bank Account in an amount equal to the difference between the Minimum Payment Amount and the withheld Merchant Receivables. If we are unable to successfully debit your Linked Bank Account or if we are notified that your Linked Bank Account has insufficient funds to complete the debit, we may re-attempt to debit your Linked Bank Account up to two additional times to obtain your Minimum Payment Amount. You agree that we will have no liability if we cannot successfully debit your Linked Bank Account or if your Linked Bank Account has insufficient funds when we attempt (or re-attempt) to debit your Linked Bank Account. If we cannot successfully debit your Linked Bank Account or if your Linked Bank Account has insufficient funds, you authorize us to debit or setoff funds you owe us from future amounts processed under the terms of your Stripe Services Agreement. You acknowledge and agree to be bound by National Automated Clearing House Association’s rules for business-related ACH debits and credits.

You may be assessed returned payment fees related to any insufficient funds transaction. You may change your Linked Bank Account on your dashboard at any time; however, we are not responsible for any fees or losses you suffer that result from erroneous Linked Bank Account information provided by you, or due to the timing of the change.

(d)	Order of Payments. Until the Total Repayment Amount is due, your Loan repayments will be applied to the Outstanding Balance in the following order, first, to repay any past-due amounts (if any) and second, to repay current amounts due.

(e)	Early Repayment. You may repay your Outstanding Balance in full or in part at any time without penalty. You will still owe the full amount of the Fixed Fee documented in this Agreement.

(f)	Effect of Multiple Accounts. If you have multiple Stripe Accounts, we may apply your Minimum Payment obligation or any applicable Repayment Rate to your other Stripe Accounts for purposes of repaying your Loan. You may be deemed to have multiple Stripe Accounts if:

(i)	You submit transaction charges through multiple Stripe Accounts; or

(ii)	You attempt to receive payment card processing proceeds through multiple Stripe Accounts.

4.	Cancellation

(a)	Voluntary Cancellation. You may withdraw your application up to 48 hours after you have applied for a loan. If the Bank approves your loan application within your 48-hour withdrawal period, then you may cancel this Agreement up until the end of the 48-hour period. After the 48-hour period has passed, you will not be able to cancel this agreement. If you cancel this Agreement, we will debit the Loan Amount from your Stripe Account or your Linked Bank Account, as applicable. Your Loan will not be deemed canceled if the debit to your Stripe Account or your Linked Bank Account is unsuccessful.

(b)	Cancellation Due to Unsuccessful Funds Transfer. If we are unable to transfer your Loan funds to your Stripe Account or to your Linked Bank Account, we will make best efforts to contact you to resolve the matter. If within a reasonable time you have not (i) responded to our request or (ii) otherwise given us instructions to initiate a successful transfer, this Agreement will be canceled.

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(c)	Reinstatement of Prior Financing Obligation. If this Agreement is canceled and you owe a Prior Financing Balance, your obligation related to the Prior Financing Balance will be immediately due and payable to Stripe (in the case of a merchant cash advance) or Bank (in the case of another commercial purpose loan through the Program). You will pay this amount through a debit to your Stripe Balance, Linked Bank Account or any other account that you have authorized Stripe to debit pursuant to any agreement with Stripe. .

5.	Your Obligations

(a)	While your Loan has an Outstanding Balance, you will:

(i)	Maintain or increase the proportion of your business that you conduct on Stripe’s payment processing platform (measured as of the Origination Date) and conduct your business under the same name and in a manner consistent with past practice.

(ii)	Prevent the diversion of Merchant Receivables to any other processor, and not cause the dollar amount of Receivables processed through your Stripe Account to be diverted to another processor.

(iii)	In any thirty (30) day period, process Receivables with Stripe at no less than fifty percent (50%) of the lowest dollar amount of Receivables that you processed in any month in the prior twelve (12) months.

(iv)	Cooperate fully with us to take all actions necessary to meet each obligation in this Agreement and to enable us to exercise our rights under this Agreement, including by:

(1)	Providing a full response to us within two business days of receiving a request for information about your business (including financial and bank account statements, transaction files, and any other information related to your business’s payment processing volumes or Merchant Receivables) or your compliance with this Agreement;

(2)	Promptly signing documents that we deem necessary; and

(3)	Permitting us and our agents, contractors, and designees to enter your premises at any reasonable time during the term of this Agreement for the purposes of verifying your compliance with this Agreement.

(v)	Comply with the Stripe Services Agreement and applicable card network rules.

(vi)	Maintain your Stripe Account in good standing.

(b)	While your Loan has an Outstanding Balance, you hereby covenant and agree to not, without the prior written consent of Bank:

(i)	Engage in any business activities that are substantially different in nature or character from your current business as in existence on the Origination Date.

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(ii)	Decrease or otherwise limit the types or quantities of products and services that you offer as of the Origination Date.

(iii)	Decrease or otherwise limit the number or type of physical and online sales channels used by your business as of the Origination Date.

(iv)	Take any action that would discourage the use of any payment methods facilitated by Stripe’s payment processing services. However, you may impose certain charges on credit card transactions permitted by card network rules.

(v)	Allow another party to assume or take over the operation or control of your business or business location, whether physical or virtual.

(vi)	Sell, dispose, convey, or otherwise transfer any of your business or assets (other than in the ordinary course of business).

(vii)	Terminate your Stripe Account.

6.	Security Interest

(a)	Collateral. As security for your obligation to pay the Total Repayment Amount, along with the payment and performance of all your other obligations under this Agreement, including (but not limited to): (i) reasonable attorney’s fees and expenses under Section 9(a), and (ii) any fees or expenses related to a bankruptcy or other insolvency proceeding under Section 6(a) (collectively, the “Obligations”) you hereby grant to Bank and each subsequent owner of any portion of the Loan a security interest in the following, whether existing now or in the future, and wherever located:

(i)	all Merchant Receivables and all accounts and payment intangibles (as those terms are defined in the Uniform Commercial Code as in effect in the State of Utah) related thereto;

(ii)	your Stripe Account and all funds held therein from time to time;

(iii)	all proceeds of any of the aforementioned items; and

(iv)	all business assets wherever located.

(b)	Stripe as Controller of Stripe Account. As a result of the security interest you grant to Bank, as long as any portion of the Total Repayment Amount remains outstanding, your Stripe Account will be under the sole control of Stripe. Until a default under this Agreement occurs, Stripe allows you and your agents to withdraw funds from the Stripe Account.

(c)	Perfecting Security Interest. Bank and each subsequent owner of any portion of the Loan hereby irrevocably appoints Stripe as its secured party representative with full power and authority on behalf of Bank to perfect the security interest in the collateral granted hereunder and to enforce Bank’s rights and remedies with respect thereto, and Stripe accepts such appointment. Stripe, as secured party representative on behalf of Bank and each subsequent owner of any portion of the Loan, will have the exclusive rights to:

(i)	Require that any bank or securities intermediary where any collateral is located to acknowledge Bank’s security interest in and control of the collateral.

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(ii)	Direct and provide instructions to such bank or securities intermediary as to the disposition of the account collateral to fulfill your obligations under this Agreement.

(d)	In addition, you authorize us to file at any time (and from time to time) any financing statements describing the collateral set forth above, along with all amendments to financing statements, continuation financing statements, and all other documents and instruments, for the purpose of perfecting and maintaining the priority of Bank’s security interest in such collateral.

7.	Data Protection and Privacy

(a)	Bank will use and care for your data in the manner described in the Celtic Bank Privacy Policy. Stripe will use and care for your data in the manner described in the Stripe Privacy Policy and Stripe Services Agreement.

(b)	If you applied for your Loan as a Connected Account through Stripe Connect, you understand and agree that Stripe may share your Loan data (including data in connection with repayments, delinquencies, and defaults) with your Connect Platform.

(c)	Stripe may share your business data and certain Personal Data, including the legal name of your business, the name of your representative, and your business address with Bank’s successors and assigns, including investors who may receive the rights to payments of your loan. We may share your business data and certain Personal Data with also service providers to secure loans.

(a)	By accepting these terms, you agree that Stripe may regularly send your business’s loan repayment data and your contact information to the Small Business Financial Exchange (SBFE) to improve the accuracy of your business credit history for the benefit of future potential creditors of your business. You also agree that Stripe may regularly access your business credit history with SBFE. SBFE will use your data in accordance with their Privacy Policy.

8.	Termination and Default

(a)	Termination of Agreement. This Agreement will remain in effect until the entire Total Repayment Amount and all other obligations have been repaid in full, unless terminated under the terms of this section.

(b)	Events of Default. We may determine that you are in default of this Agreement if you: (i) breach this Agreement (including any representation or covenant herein), (ii) do not repay your Minimum Payment Amounts owed when due, (iii) do not repay your Outstanding Balance when due, (iv) file for dissolution or bankruptcy; (v) misrepresent a fact in your Loan application, or use or maintain a Stripe Account using inaccurate or false information; or (vi) pose an unacceptable regulatory, reputational, or financial risk. You will pay any legal fees we incur and all other reasonable costs we incur while collecting amounts owed by you under this Agreement. Subject to applicable law, you agree that we have the right to set-off or recoup any amount you owe under this Agreement or any related claim against or from any amounts processed by Stripe under the terms of the Stripe Services Agreement.

(c)	Additional Rights upon Default. If we determine you are in default of this Agreement, we may (i) initiate Repayment Acceleration, (ii) demand immediate repayment of the Outstanding Balance; (iii) debit any past due amounts from your Linked Bank Account; and/or (iv) temporarily or permanently increase your Repayment Rate. In addition to the foregoing, you agree to provide any information necessary to monitor your business activity, including bank statements and screenshots or copies of statements from any other payment processors you may use for your business.

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(d)	If you do not repay your Outstanding Balance or Minimum Payment Amounts when due, we may enforce our rights solely against your business assets, including the security interests described in Section 6. Regardless of whether we enforce our rights against your business assets, your duty to repay your Loan and our enforcement rights remain unchanged.

9.	Indemnification

(a)	You will, at your own expense, hold harmless, defend, protect, and indemnify us from and against all losses, claims, breaches, suits, damages, liabilities, costs, charges, reasonable attorneys’ fees, judgments, fines, court costs and expenses, amounts paid in settlement, fees or expenses related to a bankruptcy or other insolvency proceeding, and all other liabilities of every nature, kind, and description regardless of the form of action or legal theory incurred by us, related to any action or threatened action, suit, claim, proceeding or regulatory action, regardless of merit brought by any third party against us caused or incurred by, resulting from, arising out of, or related to your: (i) material breach of any obligation, representation, warranty or covenant in this Agreement; (ii) any actual or alleged infringement, violation, or misappropriation of a third party’s intellectual property or proprietary rights; (iii) gross negligence, fraud or intentional misconduct; or (iv) violation of applicable law.

(b)	To the extent any amounts are owed to us pursuant to paragraph (a) of this Section 9, we shall have the right to (i) withhold Merchant Receivables, (ii) withdraw funds from your Stripe Account or Linked Bank Account, and/or (iii) temporarily or permanently increase your Repayment Rate until such amounts are paid in full. The rights listed in this paragraph are not exhaustive and we may seek other remedies or means of payment for any amounts owed to us.

10.	Your Stripe Account

(a)	Effect of Stripe Ceasing to Withhold Loan Payments. In the event that we are unable to withhold your Merchant Receivables or otherwise unable to debit your Linked Bank Account to repay your Loan, we may assign or transfer the servicing obligations of this Agreement, and our rights and remedies under this Agreement, without prior notice to you. If such a transfer is made, you agree:

(i)	To make payments in the Minimum Payment Amount to the designated servicer on the Minimum Payment Due Date;

(ii)	To comply with additional instructions and methods as provided by the new servicer;

(iii)	To execute any necessary authorization in order for such payments to be made; and

(iv)	That any new service provider is authorized to make any such debit to your Linked Bank Account, provided that such new service provider affords you with a reasonable notification of any alternative payment timing and instructions.

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11.	Representations and Warranties

(a)	Merchant Representations and Warranties. You represent and warrant that as of the Origination Date and until full repayment of the Total Repayment Amount:

(i)	You are applying for credit solely for business purposes and not for personal, family or household use. Any credit extended under this Agreement, including the Loan Amount, is solely for business purposes and not for personal, family or household use. Additionally, your Linked Bank Account was not established primarily for personal, family, or household purposes.

(ii)	You have the power and authority to enter into and perform Merchant’s duties and obligations under this Agreement. You have any documents required to facilitate the transactions contemplated by this Agreement. You have taken all necessary action to authorize their respective execution and delivery of, and performance under, this Agreement. You are not a party to any contract or aware of any existing situation that would prevent you from entering into or performing your obligations under this Agreement.

(iii)	The individual executing this Agreement is authorized on behalf of Merchant to do so, is at least 18 years of age, and has the legal capacity and all necessary authority to bind Merchant to this Agreement.

(iv)	Your Merchant Receivables (i) have not been sold as of the Origination Date, and (ii) are not subject to any claims, charges, liens, restrictions or security interests where the third party holding a security interest in Merchant Receivables is currently exercising its remedies.

(v)	You possess and are in compliance with all permits, licenses, approvals, consents and any other authorizations necessary to conduct your business.

(vi)	The execution of this Agreement will not conflict with (i) any applicable federal, state, or local laws or regulations, (ii) any agreements to which you are a party, and (iii) your articles or certificate of incorporation, bylaws, or other organizational documents.

(vii)	You possess all requisite permits, authorizations and licenses to own, operate and lease your properties and to conduct the business in which it is presently engaged.

(viii)	You have time and will timely file and pay all federal, state, local, and foreign tax returns and tax reports. All such returns and reports are and will be true, correct and complete.

(ix)	You have no material liabilities that would prevent your ability to perform or satisfy your obligations under this Agreement and, to the best of your knowledge, know of no material contingent liabilities, except current liabilities incurred in the ordinary course of business, that would prevent your ability to perform or satisfy your obligations under this Agreement.

(x)	Your performance under this Agreement does not and will not conflict with other agreements to which you are a party or beneficiary. Additionally, your performance under this Agreement will not result in (i) any violation or default of other agreements; (ii) any entitlement of any person or entity to receipt of notice or right of consent; (iii) a right of termination, cancellation, guaranteed rights or acceleration of any obligation or to loss of a benefit; or (iv) the creation of any claim on the properties or assets of Merchant.

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(xi)	There is no action, suit, claim, investigation, or legal, administrative, or arbitration proceeding pending or currently threatened (whether at law or in equity) or before any Governmental Authority against Merchant.

(xii)	Merchant has not declared bankruptcy within the past seven years and is not currently contemplating the filing of a bankruptcy proceeding or closing or materially modifying Merchant’s business. Merchant is solvent and financially capable of fulfilling its obligations under this Agreement.

(xiii)	Merchant is validly existing and in good standing under any applicable laws of Merchant’s state of organization.

(xiv)	Merchant is in compliance with all statutes, rules, regulations, orders, or restrictions of all applicable Governmental Authorities.

(xv)	You, your Principal Owners, and your employees are not currently and will not become subject to a U.S. Office of Foreign Asset Control list, or any law, regulation, or other list of any government agency that prohibits or limits us from providing Accounts or Cards to you or from otherwise conducting business with you.

12.	Disputes and Governing Law

(a)	Governing Law. This Agreement, and any claims or controversies arising hereunder, are governed by Utah law, without regard to Utah’s conflict of law principles.

(b)	Binding Individual Arbitration. You, Bank, Stripe and any successors or assigns agree to arbitrate all disputes, claims and controversies arising out of or relating to statutory or common law claims, the breach, termination, enforcement, interpretation or validity of any provision of this Agreement (collectively a “Dispute”). Any Dispute will be determined by arbitration in Salt Lake City, Utah before a single arbitrator. The arbitration will be administered by the American Arbitration Association under its Commercial Arbitration Rules. The Expedited Procedures of the American Arbitration Association’s Commercial Arbitration Rules will apply for cases in which no disclosed claim or counterclaim exceeds $75,000 (exclusive of interest, attorneys’ fees and arbitration fees and costs). Where no party’s claim exceeds $25,000 (exclusive of interest, attorneys’ fees and arbitration fees and costs), and in other cases in which the parties agree, Section E-6 of the Expedited Procedures of the American Arbitration Association’s Commercial Arbitration Rules will apply. The arbitrator will apply the substantive law of the State of Utah, exclusive of its conflict or choice of law rules. If the American Arbitration Association is no longer in business, or refuses or declines to administer any dispute between the parties brought before it, either party may petition the United States District Court for District of Utah to appoint the arbitrator. Nothing in this paragraph will preclude the parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction. The parties acknowledge that this Agreement evidences a transaction involving interstate commerce. Notwithstanding the provisions in this paragraph referencing applicable substantive law, the Federal Arbitration Act (9 U.S.C. §§ 1-16) will govern any arbitration conducted pursuant to the terms of this Agreement.

(c)	Commencement. Any party may commence arbitration by providing to the American Arbitration Association and the other party to the dispute a written demand for arbitration, setting forth the subject of the dispute and the relief requested.

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(d)	Service of Process. Each party hereby irrevocably and unconditionally consents to service of process through personal service at their corporate headquarters, registered address, or primary address (for individuals or sole proprietors). Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by Law.

(e)	Class Waiver. To the fullest extent permitted by Law, each of the parties agrees that any dispute arising out of or in connection with this Agreement, whether in arbitration or in court, will be conducted only on an individual basis and not in a class, consolidated or representative action. If for any reason a claim or dispute proceeds in court rather than through arbitration, each party knowingly and irrevocably waives any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or any of the transactions contemplated between the parties.

(f)	Provision of an Award. Subject to the limitations of liability identified in this Agreement, the appointed arbitrators may award monetary damages and any other remedies allowed by the laws of the State of Utah. In making a determination, the arbitrator will not have the authority to modify any term or provision of this Agreement. The arbitrator will deliver a reasoned written decision with respect to the dispute (the “Award”) to each party, who will promptly act in accordance with the Award. Any Award (including interim or final remedies) may be confirmed in or enforced by a state or federal court located in Salt Lake City, Utah. The decision of the arbitrator will be final and binding on the parties, and will not be subject to appeal or review.

(g)	Fees. Each of you and us will advance one-half of the fees and expenses of the arbitrators, the costs of the attendance of the arbitration reporter at the arbitration hearing, and the costs of the arbitration facility. In any arbitration arising out of or related to this Agreement, the arbitrators will award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with those aspects of its claims or defenses on which it prevails, and any opposing awards of costs and legal fees awards will be offset.

(h)	Confidentiality. The parties will maintain the confidential nature of the arbitration proceeding, the hearing and the Award, except (i) as may be necessary to prepare for or conduct the arbitration hearing on the merits, (ii) in connection with a court application as contemplated above for a preliminary remedy, or confirmation of an Award or its enforcement, (iii) our disclosure of the Award in confidential settlement negotiations, or (iv) as otherwise required by applicable Laws. The parties, witnesses, and arbitrator will treat as confidential and will not disclose to any third person (other than witnesses or experts) any documentary or other evidence produced in any arbitration hereunder, except as required by Law or except if such evidence was obtained from the public domain or was otherwise obtained independently from the arbitration.

(i)	Conflict of Rules. In the case of a conflict between the provisions of this Section 12(i) and the rules governing arbitration identified above, the provisions of this Section 12(i) will prevail. If any provision of this Agreement to arbitrate is held invalid or unenforceable, it will be so held to the minimum extent required by Law and all the other provisions will remain valid and enforceable.

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13.	Miscellaneous

(a)	Modifications; Amendments. Any changes to these terms will be in writing and agreed to by the affected Party.

(b)	Assignment. You may not assign or transfer your rights or obligations under this Agreement, but our rights (collectively or individually) may be assigned by us without restriction.

(c)	Notices. Except as otherwise stated, notices to us may be sent to us via Stripe Support.

(d)	Severability. If any provision of this Agreement is deemed invalid or unenforceable under any law, rule, or regulation, the remainder of the Agreement will remain in effect.

(e)	Complete Agreement. This Agreement and the Stripe Services Agreement (as incorporated) represent the entire agreement between the Parties pertaining to the Loan.

(f)	Survival. The obligations in Section 9 (Indemnification), 12 (Disputes and Governing Law), this Section 13 (Miscellaneous) will survive any expiration or termination of this Agreement.

(g)	Register. You hereby appoint Stripe, on your behalf, for the purpose of maintaining a register or system in order to record the amount of the Outstanding Balance of the Loan (which will set forth the Loan Amount and the Fixed Fee on the Loan) and the name and address of any owner of the Loan (including any assignee or transferee, if any, who becomes the subsequent owner of any portion of the Loan) (the “Register”). The Parties hereto agree that the person(s) whose name and address is recorded in the Register as the current owner of the Loan is treated as the person entitled to the Outstanding Balance (which is comprised of the Loan Amount and the Fixed Fee on the Loan) of the Loan. The Register must be updated for any transfer of the right to receive any of the Outstanding Balance (which is comprised of the Loan Amount and Fixed Fee on the Loan) of the Loan to be effected.

(h)	No Waiver. Your breach of any part of this Agreement will not affect our right to (a) enforce your promise to pay all amounts owed under this Agreement, or (b) use any remedy legally available to us.

(i)	Relationship of the Parties. This Agreement supplements the Stripe Services Agreement. To the extent any terms of this Agreement conflict with the terms of the Stripe Services Agreement, the terms of this Agreement will prevail with respect to the Loan. Except as provided in this Agreement and with respect to the Loan, all terms and conditions of the Stripe Services Agreement remain in full force and effect.

(j)	Confidentiality. This Agreement constitutes our confidential information, and you may not use or disclose this information without the Bank’s prior written consent. Without limiting your general duty with respect to non-disclosure of the information, any non-disclosure obligations in the Stripe Services Agreement also apply to the information with respect to you and Stripe.

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